

Mail Stop 3561

June 23, 2017

Mr. Nik Jhangiani
Chief Financial Officer
Coca-Cola European Partners PLC
Bakers Road, Uxbridge
UB8 1EZ
United Kingdom

> **Re: Coca-Cola European Partners PLC**
> **Form 20-F for Year Ended December 31, 2016**
> **Response dated May 31, 2017**
> **File No. 1-37791**

Dear Mr. Jhangiani:

We have reviewed your May 31, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

Financial Statements
Note 3. Segment Information, page 106

1. We have reviewed your response to comment 3 and require further information in order to evaluate your response. Please address the following matters with respect to your Board–as your CODM–and your CEO:

   a. Describe what consideration was given to your CEO being your CODM.

   b. Elaborate more on the activities and decisions of the Board versus activities and decisions of the CEO.

   c. You state that the Board makes decisions with respect to capital investments, restructuring activities such as production and distribution facility rationalization or route-to-market changes, pan-European or local product and package innovations, and licensing agreements. Explain how frequently these types of decisions are made by the Board and whether any thresholds exist for required Board approval.

d. Indicate how frequently the CEO meets with the general managers of your geographic business units.

e. Compare and contrast how the roles and responsibilities of the CEO –as the CODM– and the Board of CCE, your predecessor, differ from those of the CEO and the Board of CCEP.

2. You state that the CODM reviews and utilizes consolidated results to evaluate performance and allocate resources. Please explain how the CODM makes decisions about marketplace investment, production or distribution facility rationalization, route-to-market changes, and local product and package innovations, and license agreements using consolidated information. Please also include a discussion of any limitations to the CEO's decision making authority as it relates to resource allocation, evaluation of performance and the other key decisions described above.

3. Please describe the types and frequency of financial information that the CEO receives about the five geographical business units. Also, indicate the nature and frequency of any discussions of this information which the CEO provides to the Board.

4. Please describe the basis for determining the compensation for the general managers of your five geographical business units.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining